ALTON VENTURES, INC.

January 10, 2005

Office Of Small Business Operations,
Securities & Exchange Commission,
Mail Stop 0408,
450 Fifth Street, Washington, D.C. 20549-0405

Attention: Mr. Todd K. Schiffman, Assistant Director

Dear Sirs:

Re:	Alton Ventures, Inc. Registration Statement on Form SB-2 Filed on January 10, 2005 File Number 333-118077

We have reviewed your comment letter dated January 05, 2005, have made revisions to the filing and have the following comments and responses. Along with this letter we have provided by separate mailing a hard copy and a black-line copy of the amended filing for your perusal. In addition, our letter provides either an explanation of our response or quotes the amended wording, as applicable. Please note that page references in the SB-2A4 filing refer to the formal filing (hard copy attached) – not to the black-line version.

Summary of Prospectus

1.
At each occurrence of the words “audited financial statements” in the registration statement, we have added wording such that the statement is altered to include the clause (See pages 6, 28 and 48):

“audited financial statements as at June 30, 2004 and unaudited interim financial statements as at September 30, 2004”.

Named Experts and Counsel

2.

As with comment 1 above, we have altered the wording on page 28 such that the first paragraph now reads:

“Our audited financial statements from inception on September 06, 2001 to June 30, 2004 have been audited by Cordovano & Honeck, P.C., 201 Steele Street, Suite 300, Denver, Colorado 80206. The unaudited interim financial statements for the period from inception to September 30, 2004 have not been audited but have been reviewed by Cordovano & Honeck as set forth in their report included in this prospectus.”

12880 Railway Avenue, Unit No. 35, Richmond, B.C. V7E 6G4
Toll Free: (888) 755-9766 Phone: (604) 644-5139 Fax: (604) 275-6301 e-mail: bdoutaz@istar.ca

Mr. Todd K. Schiffman Securities & Exchange Commission January 10, 2005	2.

Financial Statements

Statements of Cash Flow

3.	Our independent auditors have revised the interim financial statements on page F-6 to reflect that the period of the analysis is the three month period ended September 30, 2004. That is highlighted in the attached statements.

In addition we have altered the wording on page 28 to read as noted in comment 2 above.

Further, we have altered the last paragraph on page 48 to read:

“Our audited financial statements from inception on September 06, 2001 to June 30, 2004 and unaudited interim financial statements from inception to September 30, 2004 immediately follow.”

Summary of Significant Accounting Policies

4.	Our independent auditor has amended the notes to the financial statements (page F-7) to include a section on the Interim Financial Statements which states:

“In the opinion of management, the accompanying unaudited interim financial statements contain all adjustments which are necessary in order to make the financial statements not misleading”.

We trust that you will find this to be in order and ask that should there be any questions, you call the undersigned at your convenience.

Yours truly,
ALTON VENTURES, INC.

         /s/ “Brian C. Doutaz”

Brian C. Doutaz
President